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March 29, 2021

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attn:	Jeff Kauten, Staff Attorney
Larry Spirgel, Office Chief
Laura Veator, Staff Accountant
Stephen Krikorian, Accountant Branch Chief

Re:	Alkami Technology, Inc.

Response to Letter dated March 24, 2021

Registration Statement on Form S-1

Submitted March 10, 2021

File No. 333-254108

Ladies and Gentlemen:

Alkami Technology, Inc. (the “Company”) has filed with the U.S. Securities and Exchange Commission (the “Commission”) a Registration Statement (the “Registration Statement”) on Form S-1. The Company is submitting this letter in response to the comment letter received on March 24, 2021 from the staff of the Commission (the “Staff”), and we are hereby providing the Company’s responses to the Staff’s letter.

For ease of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

March 29, 2021

Registration Statement on Form S-1

Graphics, page i

1.

Balance your presentation of selected financial information by including equally prominent disclosure of your increasing net loss position over the last three years. In addition, please confirm that all the individuals providing testimonials have consented to the inclusion of their testimonials in your filing.

Response: The Company respectfully acknowledges the Staff’s comment and will revise the graphics on page i in the next amendment to the Registration Statement accordingly. In particular, the Company will remove the selected financial information previously included. The Company also respectfully advises the Staff that all the individuals providing testimonials have consented to the inclusion of their testimonials in the Company’s filing.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 17. Subsequent Events, page F-34

2.

Your response dated March 22, 2021 indicates that you issued 2.7 million options subsequent to December 31, 2020. Considering the proximity of these issuances to the date your preliminary price range was determined tell us how you considered using the preliminary price range as a factor in determining the fair value of your common stock on these issuance dates. In this regard, please quantify factors that supports the significant difference between the 2021 grants valuation and the Preliminary Assumed IPO price. Tell us whether changes in revenue and operating results supports this significant increase in valuation within a short time frame. In addition, clarify whether additional disclosure is warranted since it appears that the rapid changes in valuation of your shares of ordinary shares was not solely attributable to changes in your financial condition or results of operations.

Response: The Company respectfully acknowledges the Staff’s comment. The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Company’s Board of Directors also considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as disclosed in the Registration Statement.

Option grants on February 5, 2021, February 10, 2021 and February 25, 2021 (collectively, the “2021 Grants”) occurred while uncertainty continued to exist regarding market reception to the Company’s proposed initial public offering (“IPO”) as well as overall performance of equity markets and the level of demand for IPOs in general. As a result, the Company approached the valuations underlying the 2021 Grants similar to past

March 29, 2021

practice by engaging an independent third-party valuation firm and assessing the Company’s likelihood for completing an IPO as well as other factors. Pursuant to this process, the Company determined the fair value per share of its common stock to be $15.46, $15.46 and $18.62 when issuing stock option grants on February 5, 2021, February 10, 2021 and February 25, 2021, respectively. This implied a fair market value of the Company equity of $1.5 billion, $1.5 billion and $1.7 billion for these dates.

On March 23, 2021, the Company established an initial price range for its IPO of $26 to $29 (slightly lower on the high end than communicated in the Company’s letter to the Staff dated March 22, 2021). At the midpoint of the range, the price per share would be $27.50 and the implied fair market of value of the Company’s equity would be $2.45 billion. The increase in the projected value of the Company’s equity from the valuations used for the 2021 Grants resulted primarily from information gathered from ongoing “testing the water meetings,” continued investor feedback from prior “testing the water meetings” following the Company’s public filing of its registration statement on Form S-1 on March 10, 2021, and the advice of the Company’s financial advisors regarding the Company’s IPO prospects.

The Company acknowledges that, even though its valuations underlying the 2021 Grants were made in good faith based on standard methodologies and assumptions, in light of the difference between the fair value for a share of its common stock used for stock options granted in February 2021 and the initial price range established for its IPO, the Company reassessed the fair value of these grants in order to determine the appropriate stock-based compensation expense for financial reporting purposes based on a straight-line interpolation from its valuation prepared for December 31, 2020 and the mid-point of its initial price range established for its IPO. Therefore, the Company notes that while it has not yet prepared financial statements for this period, when it does so it intends, solely for financial reporting purposes, to determine the stock-based compensation expense for the 2021 Grants using a fair value per share of its common stock of $20.46, $21.03 and $22.73 for the option grants issued February 5, 2021, February 10, 2021 and February 25, 2021, respectively. As a result, the Company estimated the grant-date fair value of the 2021 Grants to be approximately $25.5 million, which is expected to be recognized, net of estimated forfeitures, over a requisite service period of 4 years.

The Company correspondingly proposes to update the following disclosure in Note 17, Subsequent Events, to its financial statements, regarding the 2021 Grants as follows:

On February 5, 2021 and February 10, 2021, following approval by the Company’s board of directors, the Company issued options to purchase an aggregate of 2.4 million shares of the Company’s common stock, with an exercise price of $15.46 on the grant date to employees under the 2011 Plan. The stock option grants expire in ten years. Of the stock options, 0.2 million vest 25% after one year and then monthly prospectively for a three-year period with the remaining 2.2 million stock options vesting monthly over a four-year period in 48 equal monthly installments. In order to determine the appropriate stock-based compensation expense for financial reporting purposes, the Company utilized a fair value per share of its common stock as of the date of the awards to $20.46 and $21.03, respectively. The grant-date fair value of the stock options granted on February 5, 2021 and February 10, 2021 is approximately $22.1 million, which is expected to be recognized, net of estimated forfeitures, over a requisite service period of 4 years.

March 29, 2021

On February 25, 2021, following approval by the Company’s board of directors, the Company issued options to purchase an aggregate of 0.3 million shares of the Company’s common stock, with an exercise price of $18.62 on the grant date to employees under the 2011 Plan. The stock option grants expire in ten years. The stock options generally vest 25% after one year and then monthly prospectively for a three-year period. In order to determine the appropriate stock-based compensation expense for financial reporting purposes, the Company utilized a fair value per share of its common stock as of the date of the awards to $22.73. The grant-date fair value of the stock options granted on February 25, 2021 is approximately $3.4 million, which is expected to be recognized, net of estimated forfeitures, over a requisite service period of generally 4 years.

The Company correspondingly proposes to update the following disclosure in “Management’s Discussion and Analysis of Results of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Stock Based Compensation”, regarding the 2021 Grants as follows:

Preliminary Offering Price and Options Granted Subsequent to December 31, 2020

During February 2021 we granted stock options to purchase up to 2.7 million shares of our common stock at a weighted average price of $15.87 per share which generally vest over a requisite service period of generally 4 years. In light of the difference between the fair value for a share of our common stock used for stock options granted in February 2021 and the initial price range set forth on the cover page of this prospectus, we established the fair value of these grants based on a straight-line interpolation from our December 31, 2020 valuation and the mid-point of our initial price range in order to determine the appropriate stock-based compensation expense for financial reporting purposes. Therefore, we note that while we have not yet prepared financial statements for this period, when we do we intend, solely for financial reporting purposes, to use an estimated grant-date fair value of $25.5 million for the February 2021 Grants, which is expected to be recognized, net of estimated forfeitures, over a requisite service period of generally 4 years. Our estimates are based upon information currently available and could change as events and circumstances change.

Upon completion of this offering, our common stock will be publicly traded and we will rely on the closing price of our common stock as reported on the date of grant to determine the fair value of our common stock.

March 29, 2021

Exhibits

3.	Please revise Exhibits 3.2 and 3.4 to clarify that the exclusive forum provision does not apply to claims under the Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment and will revise Exhibits 3.2 and 3.4 in the next amendment to the Registration Statement accordingly.

*             *            *            *

March 29, 2021

Should you have any comments or questions regarding the foregoing, please contact the undersigned at (650) 463-3060. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Tad J. Freese
Tad J. Freese of LATHAM & WATKINS LLP

cc:	Michael Hansen, Alkami Technology, Inc.

W. Bryan Hill, Alkami Technology, Inc.

Douglas A. Linebarger, Alkami Technology, Inc.

Joel H. Trotter, Latham & Watkins LLP

Kathleen M. Wells, Latham & Watkins LLP

Alan Denenberg, Davis Polk & Wardwell LLP

Stephen Salmon, Davis Polk & Wardwell LLP

Gabe Stagner, Ernst & Young LLP